[Letterhead of White & Case]

May 23, 2002

APCOA/Standard Parking, Inc.
900 North Michigan Avenue, Suite 1600
Chicago, Illinois 60611

          Re: Registration Statement filed with the U.S. Securities and Exchange Commission

Ladies and Gentlemen:

        We have acted as special United States tax counsel to APCOA/Standard Parking, Inc., a corporation organized under the laws of Delaware (the "Company"), in connection with the offer to exchange all 14% senior subordinated second lien notes of the Company due 2006 (the "Unregistered Notes") for notes of the Company registered under the Securities Act of 1933 (the "Registered Notes"). At your request, we are rendering our opinion concerning the material United States federal income tax considerations generally applicable to the exchange of Unregistered Notes for Registered Notes pursuant to the exchange offer.

        This opinion letter is based on the Internal Revenue Code of 1986, as amended, the Treasury Regulations issued thereunder and administrative and judicial interpretations thereof, in each case, as in effect and available on the date hereof.

        Based on the foregoing and subject to the assumptions, qualifications and limitations contained therein, we hereby confirm our opinion under the caption "Certain U.S. Federal Income Tax Considerations" that is contained in the Registration Statement on Form S-4 of the Company (No. 333-86008) filed with the U.S. Securities and Exchange Commission, as amended (the "Registration Statement").

        We have not considered and render no opinion on any aspect of law other than as expressly set forth above.

        We hereby consent to the reference to us under the caption "Certain U.S. Federal Income Tax Considerations" in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely yours,
JN:JTL	/s/ WHITE & CASE LLP